

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
L.S. Smith
Chairman of the Board, Chief Executive
Officer and Secretary
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

   Re: **DGSE Companies, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed April 15, 2011
      Form 10-Q for Fiscal Quarter Ended June 30, 2011
      Filed August 11, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed May 24, 2011
      File No. 1-11048

Dear Mr. Smith:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1.   Please tell us your bases in GAAP for classifying the loss on legal settlement as non-operating as opposed to operating expense.

2.   Please tell us how to reconcile the loss from discontinued operations for fiscal 2008 to your disclosure under the "Principles of Consolidation and Nature of Operations" subheading in Note 1 and segment information disclosed in Note 18.

Note 13 – Settlement of Litigation, page F-16

3.   Please tell us in detail how you determined the amount of the gain recognized in connection with the SIBL settlement. In doing so, please tell us the aggregate amount of outstanding debt, interest and other expenses that were settled and how you determined the fair value of consideration transferred. In addition, please tell us how you considered the shares of common stock SIBL sold to NTR, the remaining shares SIBL agreed to transfer and the cancelled warrants in accounting for the settlement and the basis in GAAP for your accounting. Further, please tell us whether there were any unstated or stated rights or privileges exchanged in the settlement transaction, particularly in regard to NTR. Finally, please include a copy of the settlement agreement and other agreements entered into by the parties with your response and file the agreements as an exhibit to your next periodic filing. We may have further comment.

4.   We note your disclosure in the last paragraph on page 2 that Dr. Smith granted an option to acquire one million shares of his common stock to NTR simultaneously with the closing of the SIBL settlement agreement. Please tell us how you accounted for the option, the basis in GAAP for your accounting and your consideration of the guidance in ASC 225-10-S99-4. Please also tell us the fair value of the option and how you determined fair value.

Note 14 – Income Taxes, page F-17

5.   We note that you recognized an income tax benefit from Superior net operating losses that are accessible for utilization as an offset to the Superior debt settlement income recognized during 2010. However, it appears that you have not previously recognized a deferred tax asset or a valuation allowance for Superior operating loss carryforwards. Please tell us how you previously accounted for the deferred tax asset for Superior's operating loss carryforwards and the basis in GAAP for your accounting treatment.

Note 19 – Restatement of Quarters Ended June 30 and September 30, page F-21

6.   Please tell us why you did not file a current report under Item 4.02 of Form 8-K to report the errors in your interim financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010. Please also tell us the effect of the error corrections on each financial statement line item, including amounts as originally reported and as adjusted. In addition, please tell us how you determined the portion of the adjustments related to each fiscal quarter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 1. Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page 4

7.   Please tell us how you determined the fair value of the shares of common stock issued to settle the obligations disclosed under noncash activities on page 5 and whether you recognized any gains or losses.

Item 4. Controls and Procedures, page 17

8.   We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were ineffective as of March 31, 2011. Please revise to disclose the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of June 30, 2011. Refer to Item 307 of Regulation S-K.

Exhibit 32.2

9.   We note that the certification relates to the quarterly report for the period ended March 31, 2011 rather than June 30, 2011. Please revise.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 15

Executive Compensation, page 15

Employment Agreements, page 16

10.   Please revise to describe the material terms of the Benson employment agreement. See Item 402(o)(1) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

11.   Please revise to describe in more detail the transactions between you and NTR Metals. For example, please disclose how price and quantity for purchase and sale transactions between you and NTR Metals are determined and any material differences between your arrangements with NTR Metals and those you have with other customers and suppliers. Please also disclose whether such purchase and sale transactions are pursuant to an agreement between you and NTR Metals that was entered into before NTR Metals became a greater than five percent shareholder and if so, whether any such agreement has been amended since NTR Metals became a greater than five percent shareholder. Refer to Item 404(a)(6) and 404(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney, at (202) 551-3427 or Catherine Brown, Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief